Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 April 12, 2012

Credit Suisse MLP Index ETN

The Credit Suisse MLP Index Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch that are linked to the return of the Cushing® 30 MLP Index (the “Index”). ETNs are designed to provide investors with exposure to the Cushing® 30 MLP Index and may pay a variable quarterly coupon linked to the cash distributions paid on the constituent MLPs in the Index, as reduced by the investor fee. The ETNs are listed on NYSE Arca under the ticker symbol “MLPN.”1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN Ticker	MLPN
Intraday indicative value ticker	MLPN.IV
Bloomberg index ticker	MLPX
CUSIP/ISIN	22542D852/US22542D8520
Primary exchange	NYSE Arca
ETN annual investor fee	0.85%*
12-month Yield	5.31%**
12-month Total Return	3.10%***
ETN inception date	April 13, 2010
Underlying index	Cushing® 30 MLP Index
*Because of daily compounding, the actual investor fee realized may exceed 0.85% per annum.
**Actual coupons over previous 12 months ended 3/30/12 divided by closing price of MLPN on 3/30/12.
***Return based on the change in the trading price of the ETN from 3/31/11 to 3/30/12 plus any coupon payments paid to holders of the ETN during that period.

Index Returns (as of 3/30/12)
1 month	-3.63%
3 month	-0.80%
1 year	-2.14%
Since Inception Annualized*	20.29%
*Index Inception date was November 1, 2009

Index Portfolio Statistics (3/31/11-3/30/12)
Correlation to S&P 500 TR Index	0.67
Correlation to Barclays
US Aggregate TR Index	-0.25
Annualized volatility	16.86%
1-Year Sharpe Ratio*	-0.13
*Sharpe ratio calculated using the Federal Funds Effective Rate as of 3/30/12

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■	MLPs are publicly traded limited or general partnership interests. MLPs included in the Index hold mid-stream energy infrastructure assets in North America.
■	Characteristics of MLPs as an asset class:
–	Income: Although the ETN holders have no interest or rights in the underlying MLPs, they may receive cash distributions as reduced by the investor fee.
–	Essential Infrastructure: The mid-stream energy sector involves the gathering, processing, transporting, and storage of crude oil and natural gas.
–	Growing asset class: Cash flows generated are generally thought to be predictable with growth potential.
–	Inflation Protection: If distributions on the MLPs grow, they may provide an effective inflation hedge.

Index Performance (November 1, 2009 - March 30, 2012)

The above graph sets forth the historical performance of the Index from November 1, 2009 through March 30, 2012. Historical performance is not indicative of future performance. The above graph does not reflect the accrued fee amount or the potential coupons associated with the ETNs, which may increase or decrease the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index is an equally-weighted index that uses a formulaic, proprietary valuation methodology (SValuES©) to rank the MLPs for inclusion in the index.
■	The Index only tracks midstream MLPs, and does not hold any upstream or downstream MLPs, which may be more sensitive to movements in commodity prices.
■	The SValuES© formulaic ranking system emphasizes the importance of balance sheet, cash flow, and cash distribution metrics rather than market capitalization.
■	The MLPs underlying the Index are reset to equal weighting on a quarterly basis.

MLPN Coupon Amounts

Selected Investment Considerations

–	We have listed the ETNs on NYSE Arca under the symbol “MLPN”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	The quarterly coupon payments are uncertain and could be zero and you will not receive any fixed periodic interest payments on the ETNs.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
–	You will not have any partnership interests or other rights in the MLPs underlying the Index.
–	MLPs are concentrated in the energy industry. Some of the MLPs underlying the Index may be smaller, non-diversified businesses that are exposed to the risks associated with such businesses.
–	The Index may not be representative of the entire mid-stream energy infrastructure industry.

–	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees.
–	We have the right to repurchase your ETNs in whole but not in part or after April 20, 2012, if the principal amount of the ETNs outstanding on or after such date is $10,000,000 or less. In addition, we have the right to repurchase your ETNs in whole and not in part upon the occurrence of certain events as described in the applicable pricing supplement. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
–	An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Swank Capital, LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. The Index is unmanaged and does not reflect the deduction of fees and expenses. Investors cannot invest directly in an index.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/ 000089109212001698/e47808_424b2.htm You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

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